June 20, 2008

VIA EDGAR AND FACSIMILE

Mr. Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:  NewCardio, Inc.
Registration Statement on Form S-1
Amendment No. 2
Filed May 20, 2008
File No. 333- 149166

Dear Mr. Mancuso:

On behalf of NewCardio, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the June 6, 2008 letter from the Securities and Exchange Commission (the “Commission”).  The Company has filed on the EDGAR system an amended registration statement on Form S-1, entitled Form S-1/A (No. 3) (the “Amended Form S-1/A (No. 3)”) to conform the Amended Form S-1/A (No. 3) to the Commission’s comments in its above-referenced letter.

Fee Table

1.             Please show us the detail supporting your fee calculation.

Response:

The Company has provided an additional footnote to the Registration Fee table indicating that the amount is calculated by multiplying the aggregate offering amount by 0.00003930.

Prospectus Summary, page 1

2.
We note your revisions in response to prior comment 7; however, it remains unclear whether your statement regarding sufficient funds “into the first half of 2009” assumes exercise of the warrants.  Please revise for clarity.

Securities and Exchange Commission
June 20, 2008

Response:

The Company has revised the Prospectus Summary to clarify that it has sufficient capital resources to fund its current level of operating activities, capital expenditures and other obligations into the first half of 2009, even in the event the Series J Warrants are not yet exercised.

Total Shares of Common Stock Outstanding, page 2

3.	Please tell us why the table in your response to prior comment 9 does not include any of the other stockholders in the beneficial ownership table.

Response:

In the response to prior comment 9, the company reconciled the security ownership of certain beneficial owners and management to the shares currently held by non-affiliates.  The Company excluded non-affiliates listed in the security ownership table.  Only the officers and directors are affiliates.  Here is the table with more detail provided as to non-affiliates:

As of May 14, 2008	Total per Beneficial Ownership Table	Less: Options per table footnotes	Less: Warrants per table footnotes	Outstanding shares
Total outstanding:				20,372,823

Officers and directors:
Branislav Vajdic	8,507,801	1,195,974	2,000	7,309,827
Robert Blair	640,090	39,784	135,500	464,806
All other officers and directors (4)	115,414	115,414	0	0
Totals	9,263,305	1,315,172	137,500	7,774,633

Shares held by non-affiliates				12,598,190
Included herein:
Nenad Macvanin	3,562,000	0	2,092,000	1,470,000
Kenneth Londoner	2,082,210	166,664	0	1,915,546
E4, LLC	1,915,546	0	0	1,915,546
Milic Petkovic	1,488,579	0	0	1,488,579
Bosko Bojovic	1,351,166	69,792	0	1,281,374
David Stefansky	0	0	0	0
Robert Long	100	0	0	100

Securities and Exchange Commission
June 20, 2008

The shares outstanding and vested options changed from May 14, 2008 to June 13, 2008.

The Offering

Total shares of common stock outstanding	20,447,823 as of June 13, 2008 (of which 12,673,190 shares currently were held by non-affiliates).

The table at June 13, 2008, including all updated numbers for the beneficial owner table is as follows:

As of June 13, 2008	Total per Beneficial Ownership Table	Less: Options per table footnotes	Less: Warrants per table footnotes	Outstanding shares
Total outstanding:				20,447,823

Officers and directors:
Branislav Vajdic	8,537,662	1,225,835	2,000	7,309,827
Robert Blair	645,298	44,992	135,500	464,806
All other officers and directors (4)	138,330	138,330	0	0
Totals	9,321,290	1,409,157	137,500	7,774,633

Shares held by non-affiliates				12,673,190
Included herein:
Nenad Macvanin	3,562,000	0	2,092,000	1,470,000
Kenneth Londoner	2,103,043	187,497	0	1,915,546
E4, LLC	1,915,546	0	0	1,915,546
Milic Petkovic	1,488,579	0	0	1,488,579
Bosko Bojovic	1,351,166	69,792	0	1,281,374
David Stefansky	0	0	0	0
Robert Long	100	0	0	100

Risk Factors, page 3

We are a Development Stage Company..., page 3

4.	Please update the financial information in this risk factor in accordance with your Form 10-Q for the quarter ended March 31, 2008.

Response:

The Company has revised the risk factor to reflect the current financial information that was provided in its latest Form 10-Q for the quarter ended March 31, 2008.

Securities and Exchange Commission
June 20, 2008

You may experience dilution..., page 6

5.
We reissue prior comment 11 which requested disclosure of the possible lack of the need for shareholder approval of your issuance of additional common or preferred shares under applicable state law, not the applicability of the disclosure and procedural requirements of the federal proxy rules.

Response:

The Company has revised its risk factor to include disclosure of the possible lack of the need of shareholder approval for the issuance of additional common or preferred shares.

Our Common Stock is not Registered Under the Exchange Act, page 7

6.
We note your revisions in response to prior comment 13. Please tell us the basis for your statement that the automatic suspension commences “one year after the effective date of the registration statement.”

Response:

The Company has revised the risk factor to indicate that the statement regarding the automatic suspension commences “one year after the effective date of the registration statement” is pursuant to Section 15(d) of the Exchange Act.

Risks Due to Sale Restrictions..., page 8

7.
We note the disclosure added in response to prior comment 15 that virtually all states have adopted restrictions. Therefore, please state, if true, that investors will not be able to resell the securities acquired in this offering. If not true, please clarify how investors will be able to resell given your disclosure that you do not plan to register or qualify the shares in any state. In addition, please clarify what you mean by “development stage companies” and whether you are considered a development stage company.

Response:

The Company has revised the risk factor to address which states shareholders would be able make unsolicited sales of securities through broker dealers and has removed the language regarding development stage companies.

Selling Stockholders, page 10

8.
We have considered the analysis in your response to prior comment 18; however, we are unable to agree with the conclusions in the response given the nature and size of the transaction you have registered. Therefore, we reissue the comment.

Securities and Exchange Commission
June 20, 2008

Response:

As stated in the Prospectus, the Company has 20,477,823 shares of common stock issued and outstanding as of June 13, 2008. Of these shares, 12,673,190 shares are held by individuals or entities other than our affiliates, the investors whose shares are being registered under this registration statement, the affiliates of such investors, or any person with whom any such investor has a contractual relationship regarding any of the transactions under which securities were issued to such investors. Hereinafter, this number is referred to as the “Float”.  In the Company’s previous filing, it sought to register 6,299,096 shares of common stock, which consisted of approximately 50% of the shares the Float as of May 14, 2008.  With respect to the facts regarding the Company and the investors, the Company has reduced the number of shares that it intends to register to 33% of the Float as of the original filing date.  As a result, the shares being registered that are underlying the convertible securities for the financing, with respect to the Float, are as follows:

Description of Financing	Number of Shares underlying Convertible Securities	Percentage of the Float as of Original Filing Date	Percentage of the Float as of June 13, 2008
December 27, 2007 private placement	4,112,753	33%	32.5%

Given the nature and size of the transaction that the Company is attempting to register, the Company respectfully submits that a reasonable person cannot conclude that the investors are acting as a conduit for the Company.  The investors do not hold a significant block of the Company’s voting securities and these investments were made with the clear understanding that the Investor may not be able to dispose of the Company’s securities, even if the Registration Statement is declared effective.  In summary, the Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the Registration Statement constitutes a primary or secondary offering of the Company’s common stock.

9.
We note your response to comment 19. Please disclose in your prospectus how you determined the market price of your common was $0.7125 on December 27, 2007. Also, disclose how your calculations in your prospectus regarding the conversion discount would change if you had used the price at which your shares first traded in a public market after the reverse acquisition.

Response:

The Company has included disclosure in the form of a footnote to the table, Preferred Stock was sold at a premium to market, in the December 27, 2007 Private Placement section explaining how it determined the market price of its common stock was $0.7125 on December 27, 2007.

Securities and Exchange Commission
June 20, 2008

As for the calculations regarding potential changes of the conversion discount, the Company used the numbers at $1.20 per share and $1.30 per share, the opening and closing prices on its first day of trading, on January 4, 2008.

It valued certain warrants using Black Shoals with a market value at $0.72. This included warrants in the deal with put options, i.e., the A, J and J-A warrants where it calculated the liability with the offset to interest expense. There were also bridge loan warrants and fee warrants that were expensed as part of the financing and also charged to interest expense.  It also valued certain shares issued with the bridge loans at $0.72.

The warrant liability an interest expense at the different market values is as follows:

	Warrant Liability	Interest Expense
As reported ($0.72 used)	$4.8 million	$6.2 million
At $1.20	$9.6 million	$12.0 million
At $1.30	$10.7 million	$13.4 million

The December 27, 2007 Private Placement. page 11

10.
Please clarify the disclosure added in the third paragraph on page 12 in response to prior comment 21. It is unclear why the adjustment applies only to shares of common stock that you sell after issuing an option or convertible security and how “the lowest sale price” adjustment is relevant.

Response:

The Company has expanded upon its disclosure with respect to the anti-dilution provisions with regard to the Series A Preferred Stock to clarify that the adjustment applies not only to common stock, but common stock equivalents and that the lowest sale price that may result from a subsequent equity sale would be lower than the then conversion price.

11.
We note on page 13 that you had net cash proceeds of $7,242,000 and cash debt acquisition costs of $958,000, which were as a result of the December 27, 2007 private placement of the Series A Preferred Stock. Yet, we note the cash flow statements on page F-8 disclose $857,500 of financing costs paid in conjunction with the issuance of preferred stock and $7,342,500 of proceeds from the sale of Series A preferred stock during fiscal 2007. Please reconcile the difference.

Securities and Exchange Commission
June 20, 2008

Response:

The table on page 13 is a rounded figure. The resulting difference is exactly $100,500.  In the cash flow statements, the proceeds are the cash we received from escrow and the financing costs are the amounts withheld at escrow.  In accounts payable and accrued liabilities there is another $100,500 of costs, included within the $464,454, related to the financing that were paid in January.

12.	We note your disclosure regarding forced conversion. With a view toward clarification, please provide us your analysis of whether the circumstances requiring forced conversion have occurred.

Response:

The circumstances requiring forced conversion have not yet occurred.  Once there is an effective registration statement, the Company has the right to force conversion into common stock if the volume weighted average price for 20 consecutive trading days exceeds 300% of the then effective conversion price and if our average daily trading volume exceeds the lesser of (i) $250,000 or (ii) 0.75% of our total market capitalization for 20 trading days, subject to shareholder ownership limitations, currently 4.99%.

Description of Securities, page 17

13.	Please describe the anti-takeover effect of the put right you mentioned in response to prior comment 57.

Response:

The Company has expanded its disclosure in the section, Description of Securities and has added a risk factor to address the anti-takeover effect of the put right within the warrants.

14.
You indicate in the first paragraph that you are reserving 26,792,233 shares of common for issuance upon exercise of outstanding options and warrants. Please reconcile this amount with the number of options and warrants outstanding according to Note 9 of your financial statements.

Response:

The disclosure in the description of securities was as of May 14, 2008: 26,792,233 are reserved for outstanding stock options and warrants, of which 3,751,647 shares of common stock are reserved and available for grant under the 2004 Equity Incentive Plan.

Securities and Exchange Commission
June 20, 2008

The disclosure in Note 9 of the Company’s financial statements is as of December 31, 2007.

	June 13, 2008	May 14, 2008	December 31, 2007
Warrants	18,218,627	17,718,626	17,718,626
Non-employee options	1,059,876	1,091,960	796,959
Employee options	4,230,000	4,230,000	3,000,000
Available for grant	3,758,730	3,751,647	5,301,648
Totals	27,267,233	26,792,233	26,817,233

For completeness, the Company has also added the reconsilidation in the S-1/A (No. 3) at June 13, 2008.

Cardiac Safety Market, page 20

15.	We reissue comment 27. Please refer again to footnote 41 and the related text of Release 33-7856 (April 28, 2000) regarding your filing obligations related to the hyperlinked information.

Response:

The Company has revised the statements following the reference to both internet sites to state that the uniform resource locator (URL) should not and is not to be considered part of the prospectus.

16.	We reissue comment 28, in part. Please disclose the date of the cited statement

Response:

The Company has disclosed the date of the cited statement.

Intellectual Property, page 25

17.
It is unclear how the revisions mentioned in your response to prior comment 35 address the concerns raised in the comment: (1) that you disclose why you cannot assure that your assignment agreements are valid and enforceable and (2) that you file material agreements as exhibits to the registration statement. Therefore, we reissue the comment.

Response:

The Company has revised the paragraph to remove the language regarding the Company’s ability to assure whether the assignment agreements are enforceable. The company has added the September 28, 2004 Technology Assignment Agreement of the primary scientist, Bosko Bojovic, as Exhibit 10.22 to the S-1/A (No. 3).

Securities and Exchange Commission
June 20, 2008

Government Regulation, page 27

18.	Please reconcile your statement in the fourth paragraph that there is sufficient data to file a 510(k) with your statement on page 23 that planned studies will support the 510(k) application.

Response:

The Company has clarified its position on the need for a 510(k) for all its products and for the purpose of clarity no longer state that it has sufficient data at this time, and as such it does not intend to file for a 510(k) for any product until the planned studies for each respective products are complete and the results support an application.

In support of this position, it has re-written the product development plan outline for QTinno™ and VisualECG™ to be consistent with the government regulation section pertaining to 510(k) plans.

Management’s Discussion and Analysis, page 30

19.
We note that, in response to prior comment 16, you have moved your target for hiring an internal sales and marketing organization from “Q1 2008” to “2008.” Please tell us the operational developments that caused the delay and where you have discussed those developments.

Response:

In discussing selling, general and administrative expenses, the Company has added the following in the Comparison of Results of Operations for the Three Months Ended March 31, 2008 to March 31, 2007:

Due to the Company’s evolving business plan and changing facts and circumstances, the Company did not begin hiring an internal sales and marketing organization but plans on doing so during 2008.

Directors and Executive Officers, page 33

20.
Please reconcile the disclosure added in response to prior comment 41 that none of the identified individuals were officers or directors before 2007 with the information in the last column of the table.

Response:

The Company has revised the section, Management and Certain Security Holders to add a footnote explaining that both Branislav Vajdic, Ph.D. and Robert Blair have been with the Company, as a private company prior to its December 2007 Share Exchange with the Company.

21.	Please clarify what Mr. Heisch’s business experience has been during the past five years.

Response:

The Company has revised Mr. Heisch’s biography to indicate that within the past five years, his business experience consisted solely of his position as a director at Tumbleweed Communications Corp. since 2006.

Securities and Exchange Commission
June 20, 2008

Certain Relationships and Related Transactions, page 40

22.	Please disclose the terms under which you must pay the amount that you disclose as payable to Dr. George at December 31, 2006.

Response:

Pursuant to Section 1b of Dr. George’s Settlement and Release Agreement of October 1, 2006, “subject to the company having sufficient capital resources if and when it obtains financing from one or more individuals or entities, the Company shall pay to Dr. George a sum of $95,000 which represents amounts the company originally intended to pay Dr. George but is not able to at this time.”

Section 1c covers Dr. George’s expenses, which were in the amount of $42,000.

23.	We note that you have not disclosed in this section all the transactions mentioned in Item 12 to your Form l0-KSB for the year ended December 31, 2006. We therefore reissue prior comment 42.

Response:

The Company has revised the section, Certain Relationships and Related Transactions to include all necessary prior transactions.  The paragraph "On November 16, 2006, Robert Long . . . " has been expanded consistent with the Marine Park Holding’s 10-KSB disclosure.

24.
We note your response to comment 49. Please tell us where you have disclosed the consulting agreements described in Note 11 to your December 31, 2007 financial statements. We note that the amounts disclosed in related party transactions for Mr. Londoner and E4, LLC do not equal the amount in Note 11.

Response:

We have updated footnote 11 to only reflect related party transactions. The amounts disclosed in the related party transactions can be explained by the following:  In 2007, the full amount of $376,000 is compensation to Mr. Londoner for business development based upon the following:  $336,000 comes from stock; $40,000 is from cash. See Exhibit 10.15.

In 2006, $137,000 is payable in cash to Samuel George, M.D. for R&D services (clinical trials).  The company has added the October 1, 2006 Settlement and Release Agreement with Dr. George as Exhibit 10.21 to the S-1/A (No. 3).

Securities and Exchange Commission
June 20, 2008

25.
Please revise the seventh paragraph to replace vague disclosure “services rendered” with more specific information about the nature of the related-party transaction. Likewise, please replace the vague phrase “certain events” with more specific disclosure.

Response:

The Company has revised the section to remove the reference to the transaction with E4, LLC because it does not meet the requirements of a related person pursuant to Item 404 of Regulation S-K.

Certain events, mentioned in the sixth paragraph, refers to the removal of restrictions on share repurchase and has been defined in Certain Relationships and Related Transactions.

26.	Please disclose the amount of the cash payments mentioned in the last sentence of the seventh paragraph.

Response:

The Company has revised the section to remove the reference to the transaction with E4, LLC because it does not meet the requirements of a related person pursuant to Item 404 of Regulation S-K.

27	Please tell us the authority on which you relied for each deletion of previous disclosure in this section.

Response:

Pursuant to Item 404 of Regulation S-K, the Company has re-evaluated the disclosure of transactions with related persons and has removed them based upon the fact that either the transaction did not meet the applicable threshold of $120,000 or was a distant event beyond the beginning of the Company’s last fiscal year.

28.
We note your response to prior comment 50 regarding an amendment to the consulting agreement to issue 30% of your equity. Please disclose the nature and reasons for the amendment. Also, with a view toward disclosure, please tell us

•
why Note G to your September 30, 2007 financial statements filed with the original version of this registration statement indicates that the obligation is pending when your response to prior comment 50 indicates that the obligation was amended on September 15, 2007; and

•	which provision of which agreement covers both the pre- and post-amendment obligations.

Response:

•	The Company acknowledges that this is an oversight and that the commitment to issue 30% was an error and did not apply at September 30, 2007.

•	All provisions, except Section 4 (Release of Shares from Repurchase Option; Vesting) remain in effect. This agreement is provided as Exhibit 10.15 (filed with Form 10-K/A (No.1) on April 4, 2008).

Securities and Exchange Commission
June 20, 2008

29.
We reissue comment 51, in part. Please disclose the number of shares of the registrant that each NewCardio shareholder received for each NewCardio share outstanding at the time of the December 27, 2007 share exchange.

Response:

The Company has revised its disclosure to indicate that each NewCardio shareholder received one share of the Company for each share of NewCardio outstanding at the time of the December 27, 2007 share exchange.

30.
We reissue comment 52, in part. Please tell us where you have disclosed the payment to a related party for “managing our clinical trials and related peer viewed publications process” as you disclose on page F-12 of your registration statement filed April 15, 2008.

Response:

The Company has disclosed the payment to the related party in the second paragraph of Note 4 – Related Party Transactions.

31.	Please tell us where you have disclosed your consulting agreement with Mr. Blair that you mention on page 41.

Response:

The Company has added Mr. Blair’s Consulting Agreement as Exhibit 10.23 to the S-1/A No.3.

32.	Please tell us where you describe the lock up agreement filed as exhibit G to exhibit 10.1.

Response:

The Company has provided disclosure of the Lock-up Agreements in the section, Selling Stockholders, The December 27, 2007 Private Placement.

Consolidated Financial Statements

33.	Please revise this registration statement to include updated financial statements. Refer to Rule 8-08 of Regulation S-X.

Response:

The Company has revised the Registration Statement to include updated financial statements in accordance with Rule 8-08 of Regulation S-X.

Securities and Exchange Commission
June 20, 2008

Consolidated Balance Sheets, page F-2

34.
Refer to our prior comment 57. We see that Series J and Series JA warrants initially have one-year terms, yet we note you classified the liabilities associated with those warrants as non-current. Please explain how you considered the term of the warrants when determining their classification is in accordance with U.S. GAAP. Please cite the applicable U.S. GAAP that supports your conclusion. Finally, please tell us what happens if an obligation is created by an event under the contract. Specifically indicate whether liquidation of that obligation could be reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities. Refer to ARB 43 Chapter 3A.

Response:

Basis for classification of Series J and Series JA Warrants as non-current liabilities

The Company’s management made the following assumptions in connection with the accounting and reporting the issuance of the Series J and JA warrants as non-current liabilities:

•	The Series J-A warrants are only exercisable in the event that Series J warrants are exercised.

•	If Series J warrants are exercised, Series J-A warrant life extends to five years from date of issuance.

•
The holders of the J warrants may exercise their options to purchase the Company’s common stock at any time during the term of the contract.  Absent specific events (described as a “Fundamental Transaction”), the Company is obligated to settle the contract with its unregistered shares of common stock.[1]

The Warrant holders can demand net cash settlement if the Company enters into a transaction that is either

•	an all cash sale of the Company

•	“going private transaction”, or

•	a transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market.

Absent the occurrence of any of the three events described above, should the holders of the warrants exercise their rights to the underlying shares, the Company would meet the obligation by issuing shares of its unregistered common stock, not the transfer of current assets.

1 In January 2009, the J-A Warrant would be exercisable on a cashless basis into shares eligible under Rule 144, assuming that the J Warrants have been exercised and the J-A Warrants became 5-year warrants.

Securities and Exchange Commission
June 20, 2008

Based upon the facts and circumstances available to management, management made the following estimates and assumptions in accounting and reporting of the liabilities associates with the Series J and J-A warrant liabilities.

•	During for the foreseeable future, the Company has no plans to enter into a transaction that would require the Company to settle the Series J and J-A warrant contracts with cash.

•
The holders of the Series J warrants will exercise their option and the Company will settle the contract with its unregistered common stock. This assumption is based upon the economic value of the warrant at the time of issuance and discussions with the holders of the Series J warrants.

•	As a result of the Series J warrants being exercised, the Series J-A Warrants will be extended to a five year term.

Application of US GAAP

The term current liability is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets.2

The Company’s management has assessed the likelihood of event occurring that would require the settlement of the warrant contract in cash and believes the likelihood of such an event occurring is remote as defined under U.S. Generally Accepted Accounting Principles.3

Based upon the facts, circumstances and the assumptions, the Company concluded should the holders of the Series J and J-A warrants exercise their options under the respective contracts, the obligations will be settled through the issuance of the Company’s common stock and the Company does not reasonably expect to be required to utilize existing resources classifiable as current assets (e.g., cash) to settle the obligation or that a transaction will create other current liabilities.

Accordingly, the Company believes its policy for classifying the warrant liability as non-current is reasonable and in accordance with generally accepted accounting principles.

2 Accounting Research Bulletin No. 43, Chapter 3A, paragraph 7

3 FAS No. 5, Accounting for Contingencies, paragraph no. 3

Securities and Exchange Commission
June 20, 2008

The Company has revised footnote 7 to read as follows:

NOTE 7- WARRANT LIABILITY

As described in Note 6 above, the Company issued warrants in conjunction with the sale of Series A Preferred stock.  These warrants contain a “fundamental transaction” clause that if while the warrant(s) are outstanding, the Company effects any merger or consolidation of the Company with or into another Person, or other similar transactions as defined in the warrant agreement, the warrant holders can demand net cash settlement.

As the contracts contain a provision that could require cash settlement , pursuant to  EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the warrants were recorded as a derivative liability and valued at fair market value until the Company meets the criteria under EITF 00-19 for permanent equity. The fair value of the warrants were determined using a Black-Scholes option pricing model, and is affected by changes in inputs to that model including our stock price, expected stock price volatility and contractual term. The net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet in the amount of $4,802,973 and charged to operations as interest expense. Subsequent to the initial issuance date, the Company will be required to adjust to fair value the warrant as an adjustment to current period operations.

As of the date of the financial statements, the Company believes an event that would create an obligation to settle the stock purchase warrants in cash or other current assets are remote and have classified the obligation as a long term liability.

Note 1 — Significant Accounting Policies, page F-9

Merger and Corporate Restructure, page F-9

35.
Refer to prior comment 58. As we had stated previously, we do not object to your conclusion that the transaction between Marine Park Holdings and NewCardio Technologies should be accounted for as a recapitalization. Please note, however, when a public shell with no operations and nominal net assets acquires an operating company, normally the operating company is the accounting acquirer. Please explain to us what you mean by disclosures that the Company (formerly named Marine Park Holdings, Inc.) was the acquirer. Revise your disclosure accordingly. Also in this regard, clearly state in the filing, if true, that the historical financial statements are those of NewCardio Technologies (that give effect to the recapitalization).

Response:

The Company confirms that the accounting acquirer is New Cardio, Inc., the privately held company formed under the laws of the State of Delaware.

Securities and Exchange Commission
June 20, 2008

The Company has revised the disclosure to read as follows:

Merger and Corporate Restructure

On December 27, 2007, the Company consummated a reverse merger by entering into a share exchange agreement (the “Share Exchange”) with the stockholders of NewCardio, Inc., pursuant to which the stockholders of NewCardio, Inc. exchanged all of the issued and outstanding capital stock of NewCardio, Inc. for 18,682,537 shares of common stock of Marine Park Holdings, Inc. (“Marine Park Holdings”) representing 92% of Marine Park Holdings’ outstanding capital stock, after the return to treasury and retirement of 9,445,015 shares of common stock of Marine Park Holdings held by certain stockholders of Marine Park Holdings made concurrently with the Share Exchange.

As a result of the Share Exchange, there was a change in control of the Company. In accordance with SFAS No. 141, NewCardio, Inc. was the acquiring entity.  In substance the Agreement is a recapitalization of NewCardio, Inc.’s capital structure rather than a business combination.

For accounting purposes, the Company accounted for the transaction as a reverse acquisition with New Cardio, Inc. as the surviving entity. The total purchase price and carrying value of net assets acquired was $-0-. New Cardio, Inc. did not recognize goodwill or any intangible assets in connection with the transaction. Prior to the Share Exchange, Marine Park Holdings was an inactive corporation with no significant assets and liabilities.

The accompanying financial statements present the historical financial condition, results of operations and cash flows of New Cardio, Inc. prior to the Merger.

The total consideration paid was $-0- and the significant components of the transaction are as follows:

Assets:	$-0-
Liabilities:
Net liabilities assumed	$-0-
Total consideration:	$-0-

All reference to Common Stock, share and per share amounts have been restated to reflect the reverse acquisition as if the transaction had taken place as of the beginning of the earliest period presented.

Cash and Cash Equivalents, page F- 10

36.
Refer to our prior comment 59. Your balance sheet presentation indicates that you do not have cash equivalents, yet we note that you continuously present cash and cash equivalents on your statement of cash flows. Please revise the referenced presentations to be consistent. Otherwise, please explain to us why your presentations are in accordance with U.S. GAAP.

Securities and Exchange Commission
June 20, 2008

Response:

We have replaced “cash and cash equivalents” with “cash” in our CONSOLIDATED STATEMENTS OF CASH FLOWS and our CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS.

Net Loss per Share, page F-11

37.
For each period for which an income statement is presented, include a reconciliation of the numerators and denominators of the basic and diluted per-share computations for income from continuing operations. Note that the “effect that has been given to preferred dividends in arriving at income” available to common stockholders in computing basic earnings per share shall be disclosed. For further guidance, please refer to paragraph 40 and illustration 2 in Appendix C of SFAS 128 and revise your financial statements to address our concern.

Response:

In accordance with the SEC staff’s position, the Company has elected to classify the Series A shares as debt and has accounted and reported the accrued dividends as interest expense4.  Accordingly, effect has been given to preferred dividends in arriving at net loss from operations and a reconciliation of the numerators and denominators of the basic and diluted earnings per share is not required.

38.
Also in this regard, we note that you presented the caption “Weighted average number of shares” on the consolidated statements of operations on page F-3. Please revise the caption to indicate that it either represents basic weighted average number of shares or diluted or both. Refer to paragraph 38 of SFAS 128.

Response:

The Company has replaced “Net loss-basic and assuming fully diluted” with “Net loss per share, basic and diluted”

The Company has replaced “Weighted average number of shares” with “Weighted average number of shares (basic and fully diluted)”

Fair Value of Financial Instruments, page F-12

39.
Please note that SFAS 157 is effective for items that are recognized or disclosed at fair value in the financial statements on a recurring basis for fiscal years beginning after November 15, 2007. Further note that the disclosure requirements of SPAS 157 shall be applied in the first interim period of the first fiscal year in which this Statement is initially applied. Refer to paragraphs 36 and 39 of SFAS 157 and FSP FAS 157-2. Please include all disclosures required under SFAS 157 in your filing.

4 SEC Accounting Disclosure Rules and Practices Official Text  Appendix A: Form and Content of  Financial Statements; Section VI, Redeemable Stock and Other Equity

Securities and Exchange Commission
June 20, 2008

Response:

The Company has amended its March 31, 2008 financial statements to include the following disclosures:

NOTE 1 – SIGNIFICANT ACCOUNTING POLICES

In the first quarter of fiscal year 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157) as amended by FASB Statement of Position (FSP) FAS 157-1 and FSP FAS 157-2. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. FSP FAS 157-2 delays, until the first quarter of fiscal year 2009, the effective date for SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 did not have a material impact on the Company’s financial position or operations. Refer to Note 7 for further discussion regarding fair value.

NOTE 7- FAIR VALUE

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

Securities and Exchange Commission
June 20, 2008

Items recorded or measured at fair value on a recurring basis in the accompanying condensed financial statements consisted of the following items as of March 31, 2008:
	Total	Quoted Prices in Active Markets for Identical Instruments Level 1		Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3 (A)
Assets
Short term investment	$5,049,125		$5,049,125
	$5,049,125		$5,049,125
Liabilities
Warrant Liability	$(16,995,278)		$-	$-	$(16,995,278)
	$(16,995,278)	$		$-	$(16,995,278)

(A) Fair value is estimated based on internally-developed models or methodologies utilizing significant inputs that are unobservable from objective sources.

With the exception of assets and liabilities included within the scope of FSP FAS No. 157-2, we adopted the provisions of SFAS No. 157 prospectively effective as of the beginning of Fiscal 2008.  For financial assets and liabilities included within the scope of FSP FAS No. 157-2, we will be required to adopt the provisions of SFAS No. 157 prospectively as of the beginning of Fiscal 2009. The adoption of SFAS No. 157 did not have a material impact on our financial position or results of operations, and we do not believe that the adoption of FSP FAS No. 157-2 will have a material impact on our financial position or results of operations.

The fair value of the assets, short term investments, at March 31, 2008 was grouped as Level 1 valuation as the market price was readily available.  There was no charge to fair value of the short-term investments at March 31, 2008.

The fair value of our servicing liabilities represents the present value of the excess of our cost of servicing over the servicing fees received.  We determine the fair value by calculating all costs associated with billing, collecting, maintaining, and providing customer service during the expected life of the securitized credit card receivable balances.  We discount the amount of these costs in excess of the servicing fees over the estimated life of the receivables sold.  The discount rate and estimated life assumptions used for the present value calculation of the servicing liability are consistent with those used to value the certificates and retained interests.

The table below presents a reconciliation of the beginning and ending balances of our warrant liability during the three months ended March 31, 2008:

Warrant
Liability
Balance, January 1, 2008	$4,802,973
Additions to warrant liability	12,192,305
Balance, March 31, 2008	$16,995,278

Securities and Exchange Commission
June 20, 2008

During the three months ended March 31, 2008, the Company recognized an unrealized loss of $12,192,305 in connection with the increase in the warrant liability. The unrealized loss was charged to operations under loss on change in fair value of warrant liability included in other income (expense). The Company did not recognize any realized losses or gains in connection with financial assets or liabilities measured at fair values.

40.
Also in this regard, we note that the fair value of the warrant liabilities increased to $16,995,278 as of March 31, 2008 from $4,802,973 as of December 31, 2007. It appears that the fair value of the warrant liabilities may have been measured based on unobservable inputs as described in SFAS 157. As such, for the warrant liabilities and other items (if material) that are applicable under SFAS 157, please provide the following. For further information, refer to the guidance at our website, http: //www. sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm

•
Disclose in your MD&A, how you determined the unobservable inputs and how the resulting fair value of your assets and liabilities and possible changes to those values, impacted or could impact your results of operations, liquidity, and capital resources. Depending on your circumstances, the following disclosure and discussion points may be relevant as you prepare your MD&A:

•	The amount of assets and liabilities you measured using significant unobservable inputs (Level 3 assets and liabilities) as a percentage of the total assets and liabilities you measured at fair value.

•	The amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level 1 or Level 2.

•	If you transferred a material amount of assets or liabilities into Level 3 during the period, a discussion of:

o	A the significant inputs that you no longer consider to be observable; and

o
any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.

•	With regard to Level 3 assets or liabilities, a discussion of, to the extent material:

o	whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;

o	the reason for any material decline or increase in the fair values; and

o	whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

Securities and Exchange Commission
June 20, 2008

Response:

The Company has amended its March 31, 2008 MD&A to include the following disclosures:

Financial Instruments Measured at Fair Value.

The Company carries certain financial instruments in the form of liabilities at fair value with changes in fair value recognized in earnings each period. The Company makes estimates regarding valuation of the liabilities measured at fair value in preparing the consolidated financial statements. These liabilities are comprised solely of derivative contracts that may have to be settled by the Company in the form of cash if certain events occur. The derivative contracts comprise 100% of the liabilities measured at fair value. The Company does measure the fair value of any of its assets.

Fair Value Measurement—Definition and Hierarchy.

The Company adopted the provisions of SFAS No. 157, effective January 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•     Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•     Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•     Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities and Exchange Commission
June 20, 2008

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of security, whether the security or instrument  is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. See Note 10 to the consolidated financial statements for further information about the Company’s financial assets and liabilities that are accounted for at fair value.

Valuation Techniques.

Fair value for many derivative contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, equity prices, interest rate yield curves, and volatility of the underlying security. Where appropriate, valuation adjustments are made to account for various factors, including bid-ask spreads and market liquidity. These adjustments are applied on a consistent basis and are based upon observable inputs where available.

Short term Investments.    The Company's short term investments primarily consists of certificate of deposits, where the market price was readibly available and there was no charge for fair value then as of March 31, 2008.

Derivative Contracts. The Company’s derivative contracts are comprised of warrants issued to investors in connection with the placement of equity instruments in December 2007.  As the contracts contain a provision that could require cash settlement , pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the warrants were recorded as a derivative liability and valued at fair market value until the Company meets the criteria under EITF 00-19 for permanent equity. The net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet in the amount of $4,802,973 and an unrealized charged to operations as interest expense. For the three month period ended March 31, 2008, the Company recorded an unrealized loss on change in fair value of warrant liability of $12,192,305. The Company did not recognize any realized losses or gains in connection with financial assets or liabilities measured at fair values.

Securities and Exchange Commission
June 20, 2008

The fair value of derivative contracts has been modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model.

Since the Company is newly established and has a limited operating history and external price data is extremely limited, the valuation of the derivative instruments will require more judgment in the implementation of the valuation technique applied due to the reduced observability of inputs. Derivative contracts , for which observability of external price data is extremely limited, are valued based on an evaluation of the market for similar positions as indicated by industry competitors market activity (for example, assumed volatility of underlying shares of the common stock underlying the derivative) . Each position is evaluated independently taking into consideration the underlying collateral performance and pricing and liquidity. While these factors may be supported by historical and actual external observations, the determination of their value as it relates to specific positions nevertheless requires significant judgment. The derivative instruments are valued based on data from comparable equity instruments tend to be of limited observability. These instruments involve significant unobservable inputs and are categorized in Level 3 of the fair value hierarchy.

As a result of the increase in the derivative liability during the three months ended March 31, 2008 from $ 4,802,973 at December 31, 2007 to $16,995,278, the Company incurred an unrealized loss of $ 12,192,305 during the first quarter of 2008. While the change in the value of the derivative contract increased both our liabilities and losses from operations, the increase did not impact our liquidity.

In general, as the price of the Company’s common stock underlying the derivative contact increases, the Company’s reported liability will increase and operating  results will be negatively impact the Company’s financial condition and results of operations; conversely, as the  Company’s common stock price decreases, the changes in the derivative contract will improve the  Company’s financial condition and results of operations. Given the changes in the derivative contract are non-cash and unrealized, any changes will not have an impact on our liquidity.

While these valuation factors may be supported by historical and actual external observations, the determination of their value as it relates to specific positions may require significant judgment. The Company is unable to predict whether or not the fair value of the derivative contract will approximate the ultimate realization on settlement. This could have a material adverse effect on the Company’s financial condition and operating results.

Reclasses of Derivative Contracts.

There were no reclassifications of derivative contracts from Levels 1 or 2 to Level 3 during the period ended March 31, 2008

Securities and Exchange Commission
June 20, 2008

Fair Value Control Processes.

The Company employs control processes to validate the fair value of its financial instruments, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable. These control processes include reviews of the pricing model’s theoretical soundness and appropriateness by Company personnel with relevant expertise.

Where a pricing model is used to determine fair value, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the model.

Recent accounting pronouncements, page F-13

41.
We note that you have not yet evaluated the impact of adopting FIN 48. Please note that FIN 48 had been effective for fiscal years beginning after December 15, 2006. Please revise to include all required disclosures under paragraphs 20—21 of FIN 48.

Response:

As disclosed in Note 10, effective January 1, 2007, the Company adopted the provisions of FIN 48, as required. As a result of implementing FIN 48, there has been no adjustment to the Company’s financial statements and the adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements for the year ending December 31, 2007.

The disclosures in recent accounting pronouncements have been revised to read as flows:

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for uncertainty in Income Taxes”. FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS 5, “  Accounting for Contingencies”.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position, operations or cash flows for the year ending December 31, 2007.

Securities and Exchange Commission
June 20, 2008

Note 6 — Redeemable Securities, page F-19

Series A - 10% Convertible Preferred Stock, page F-20

42.            Please refer to our prior comment 61 and address the following matters:

•
As we previously requested, explain to us how you accounted for and valued the Series A — 10% Convertible stock, citing the applicable U.S. GAAP that supports your conclusions. Revise the filing to include the significant information outlined in your response. Please specifically tell us how the guidance at SFAS 133 and EITF’s 98-5 and 00-27 impacted your accounting and disclosure requirements for the stock.

•
Also in this regard, we see that you classified the Series A — 10% Convertible Preferred Stock as a liability under the caption of “Shares subject to mandatory redemption”. Please explain to us and revise your disclosure to discuss why you concluded that the Series A — 10% Convertible Preferred Stock is subject to mandatory redemption and why liability classification for the stock is appropriate. We also see redemption appears conditional due to the conversion option associated with the stock. Refer to paragraph A9 of SFAS 150 for further guidance and cite the applicable U.S. GAAP that supports your accounting and presentation conclusions. Finally, note we do not object to a presentation of the stock outside of permanent equity based on our understanding of the terms of the instrument.

•
We note that the holders of the Series A — 10% Convertible Preferred Stocks are entitled to receive a cumulative 10% dividend based on the stated value of $1,000 per share. Yet, it is unclear to us whether you have recorded the dividends. Please explain to us how you account for and present the dividends. Specifically tell us the U.S. GAAP that supports recording any dividend payments or accretion on the stock as interest expense.

•
We note in Note 7 that “. . . the warrant holders can demand net cash settlement...and in accordance with SFAS 150, the Company estimated the fair value of the warrant...” We also note disclosures in Note 6 that the warrants were recorded as liabilities based on the guidance at EITF 00-19. While we do not object to your fair value accounting of the warrants, it is not clear to us why your accounting and presentation for the warrants is in -accordance with SEAS 150 rather than EITF 00-19. Please explain to us why you concluded that the accounting for the warrants is within the scope of SFAS 150. Revise your disclosures in the filing to be consistent and to describe the accounting guidance you followed for the warrants.

•
We also note your disclosure in Note 4 of your Form 10-Q filed May 15, 2008 that “In accordance with SEAS 133..., for the three month period ended March 31, 2008, [you] recorded a loss on change in fair value of warrant liability. . .“ Further we note your disclosure in the same note that “. . . in accordance with SFAS 150, [you] estimated the fair value of the warrant... Please explain to us and revise the disclosure in the updated interim financial statement included in the filing to clarify how you applied both SFAS 150 and SPAS 133 to your accounting for warrants.

Securities and Exchange Commission
June 20, 2008

Response:

Accounting for the Issuance of Series A Preferred Stock

In connection with accounting for the issuance of the 8,200 shares of Series A Preferred Shares (“Series A Shares”) in December, 2007, we initially applied the guidance provided by SFAS No. 133 and EITF 98-5 and EITF 00-27.

After discussion with the SEC staff and upon further review, we determined SFAS No. 133 and EITF 98-5 and EITF 00-27 were not applicable in accounting for and disclosing the issuance of the Series A Preferred stock.

Based upon management’s review and interpretation of the Certificate of Designation of Preferences, Rights, and Limitations of Series A 10% Convertible Preferred Stock approved by the Company’s Board of Directors in connection with accounting for the issuance of the  8,200 shares of Series A Shares, we applied  the guidance described in SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), and EITF Topic D-98, “Classification and Measurement of Redeemable Securities” (“Topic D-98”), in connection with  determining the classification and measurement of Series A Shares.

Preferred shares that are subject to mandatory redemption are classified as liability instruments and are measured at fair value in accordance with SFAS 150.

All other issuances of preferred stock are subject to the classification and measurement principles of Topic D-98.

The Company’s Series A Shares are redeemable under certain conditions, including:

•	The Company effecting a merger or consolidation with another entity

•	The Company sells sell or substantially all of the Company’s assets

•	The Company’s shareholders approve a render or exchange offer

•	The Company’s holders of the common stock exchange their shares for securities or cash

Based upon the terms of the Series A Shares designation5, and the redemption rights that are subject to redemption upon the occurrence of uncertain events not solely within the Company’s control,   the Company determined the Series A shares are conditionally redeemable preferred shares, not within the scope of SFAS No. 150, and therefore classified outside of equity6.

Since the Series A Shares are not currently not redeemable, the shares are valued at face value in accordance with Topic D -98.

5 Certificate of Designation of Preferences, Rights, and Limitations of Series A 10% Convertible Preferred Stock, Section 7 (e) filed in Item 16, Exhibit 4.1, and included with Form S-1/A (No. 1) filed on April 15, 2008.

6 Topic D-98, paragraph 25

Securities and Exchange Commission
June 20, 2008

Disclosure of Mandatory Redemption

After discussions with SEC staff and further review, the Company has determined the Series A Shares are not currently redeemable and have changed the balance sheet caption under liabilities dropping the term “mandatory”.

Accounting for the 10% Dividend

In accordance with the SEC staff’s position, the Company has elected to classify the Series A shares as debt and has accounted and report the accrued dividends as interest expense7.

Accounting for Warrants issued with Series A Preferred Shares

After discussion with the SEC staff and further review, the Company determined the guidance provided in SFAS No. 150 did not apply to the accounting and recording of the fair value of the liabilities arising from the issuance of warrants in connection with the placement of the Series A Shares.

We represent and acknowledge the Company has accounted for and disclosed the liabilities arising from the issuance of the warrants in accordance with EITF 00-19.

See response to Comment 34 for proposed revision to disclosures in Footnote 7 to the December 31, 2007 financial statements.

The Company proposes to revise footnote 4 to the March 31, 2008 financial statements to read as follows:

NOTE 4 - WARRANT LIABILITY

As described in Note 3, the Company issued warrants in conjunction with the sale of Series A Preferred stock.  These warrants contain a “fundamental transaction” clause that if while the warrant(s) are outstanding, the Company effects any merger or consolidation of the Company with or into another Person, or other similar transactions as defined in the warrant agreement, the warrant holders can demand net cash settlement.

As the contracts contain a provision that could require cash settlement , pursuant to  EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the warrants were recorded as a derivative liability and valued at fair market value until the Company meets the criteria under EITF 00-19 for permanent equity. The net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet in the amount of $4,802,973 and charged to operations as interest expense. Subsequent to the initial issuance date, the Company will be required to adjust to fair value the warrant as an adjustment to current period operations.

7 SEC Accounting Disclosure Rules and Practices Official Text  Appendix A: Form and Content of  Financial Statements; Section VI, Redeemable Stock and Other Equity

Securities and Exchange Commission
June 20, 2008

In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” for the three month period ended March 31, 2008, the Company recorded a loss on change in fair value of warrant liability of $12,192,305.  The fair value the warrants at March 31, 2008 were determined using the Black Scholes Option Pricing Model with the following assumptions:  Dividend yield: -0-%, volatility: 93.24%; risk free rate: 1.55% to 1.79%.

As of the date of the financial statements, the Company believes an event under the contract that would create an obligation to settle the stock purchase warrants in cash or other current assets is remote and has classified the obligation as a long term liability.

The Company proposes to amend Note 6 to read (in part) as follows:

Series A – 10% Convertible Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $ 0.001 per share.  The Company's preferred stock may be divided into such series as may be established by the Board of Directors. The Board of Directors may fix and determine the relative rights and preferences of the shares of any series established.

In December, 2007, the Board of Directors authorized the issuance of up to 12,000 shares of Series A 10% convertible non-voting preferred stock (“Series A”) having a stated value of $1,000 per share. The Series A shares are convertible at any time, at the option of the holder, into the Company’s common stock at an initial conversion rate determined by dividing the stated value of $1,000 by the initial conversion price of $0.95 per share. The conversion price is subject to certain anti-dilution provisions in the event the Company issues shares of its common stock or common stock equivalents below the stated conversion price or pays a stock dividend or otherwise makes a distribution payable in shares of common stock, with the exception of any shares issued upon conversion or payment of dividend on this issuance, or other similar events such as stock splits or common stock reclassifications. Changes to the conversion price, if any, will be charged to operations and included in unrealized gain (loss) relating to adjustment of derivative and to fair value of underlying securities.

The holders are entitled to receive a cumulative 10% dividend based on the stated value of $1,000 per share, payable on the calendar quarter in cash or in shares of its common stock with certain discounts, at the Company’s option.

Upon any liquidation, dissolution or winding-up of the Company, the Series A shareholders shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to 120% of the stated value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon, for each Series A share before any distribution or payment shall be made to the holders of any other securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Series A shareholders shall be ratably distributed among the Series A shareholders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation value as of December 31, 2007 was $9,840,000 plus accrued dividends of $9,111.

Securities and Exchange Commission
June 20, 2008

In December 2007, the Company issued 8,200 Series A shares at $1,000 per share to accredited investors in a private placement. The Company received $8,200,000 less placement fees and related costs of $857,500, or $7,342,500.

Under the terms of the Series A Stock Certificate of Designation, the Company may be required to redeem the Series A shares for cash in an amount equal to the Series A stated value, plus accrued and unpaid dividends , upon the occurrence of  certain events , including the change in control of the Company.

As a result of this obligation, the Company has determined the Series A shares includes redemption features that have the potential to be outside the control of the Company, and accordingly, the Company has classified the Series A shares outside of shareholders’ equity in accordance with Emerging Issues Task Force (“EITF”) Topic D-98, Classification and Measurement of Redeemable Securities (“EITF Topic D-98”). In accordance with EITF Topic D-98, the fair value allocated to the Preferred Stock at the date of issuance was recorded outside of common shareholders’ equity in the accompanying consolidated balance sheet.  In addition, the Company has classified the Series A shares as debt and shall account and report the dividend payments as interest expensed. Since the holders of the Series A shares may elect to convert to common stock at any time, the Company classified the liability as a current liability.

The Company also used this disclosure in Footnote 3 to the March 31, 2008 financial statements, expanding the liquidation value disclosure to $10,054,111 (inclusive of accrued dividends) as of March 31, 2008.

Item 15. Recent Sales of Unregistered Securities, page 43

43.
Please expand the disclosure added in response to prior comment 56 to clarify the number of non-accredited investors who participated in the transaction. Also, tell us how you are able to sell securities to “business associates” in an unregistered offering, citing all authority on which you rely.

Response:

The Company has revised its disclosure to indicate that the 27 shareholders who received shares in the December 27, 2007 share exchange transaction were accredited investors pursuant to Section 5.1(rr) of the Share Exchange Agreement and none were non-accredited.

Exhibits

44.           We reissue comment 66. Please file a complete copy of the articles as amended.

Response:

The Company has revised its Exhibit 3.1 to the S-1/A No. 3 to include one complete copy of its articles of incorporation, as amended.

Securities and Exchange Commission
June 20, 2008

45.	We reissue prior comment 68. The letter you incorporate by reference does not mention the disclosure in this filing.

Response:

The discrepancy refers to the fact that the letter references a Current Report on Form 8-K/A of the Company, dated January 18, 2008.  However, there is no such Form 8-K.  The Company has attached a revised letter from its prior auditor in a Current Report as Exhibit 16.1 filed herein with the S-1/A (No. 3).

46.           Please clarify in the exhibit index where you have filed exhibit 5.1.

Response:

The Company has clarified the exhibit index to indicate that Exhibit 5.1 is filed in the S-1/A (No. 3) therein.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2007, filed April 4, 2008

47.
We are unable to agree with your implication regarding the staff’s position in your response to prior comment 71. You are responsible for determining whether and when your Form 10-K or other documents must be amended.

Response:

The Company will be filing updated annual and quarterly reports to conform with changes to the S-1/A No. 3.

Form 10-Q for the Quarter Ended March 31, 2008, filed May 15, 2008

48.
Refer to our prior comment 71. Please consider the impact of our comments herein on your Form 10-Q for the quarter ended March 31, 2008 as well as other current and future filings made under the Securities Exchange Act.

Response:

The Company will be filing updated annual and quarterly reports to conform with changes to the S-1/A No. 3.

Securities and Exchange Commission
June 20, 2008

Item 4T. Controls and Procedures, page 25

49.
Please refer to prior comment 72. You responded that you would revise your disclosure controls and procedure effectiveness conclusions in future filings. Yet we note you continue to disclose that your disclosure controls and procedures are deemed adequate. Further it is unclear whether your principal executive officer and principal financial officer have participated in the evaluation of the effectiveness of disclosure controls and procedures. Please note that your management must evaluate, with the participation of the issuer’s principal executive and principal financial officers, the effectiveness of your disclosure controls and procedures, as of the end of each fiscal quarter. Refer to Rule 13a-15(b) of the Exchange Act. Explain to us how your management with participation of principal executive and principal financial officers concluded the effectiveness of your disclosure controls and procedures as of March 31, 2008. Please revise your future filings as appropriate.

Response:

NewCardio’s management, with the participation of the principal executive (President and Chief Executive Officer) and principal financial (Executive Vice President and Chief Financial Officer) officers evaluated of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as of the end of the fiscal year end period ending December 31, 2007.

The Company’s management used the existing control environment established in fiscal year 2007 to evaluate the existing design and the effectiveness of our disclosure controls and procedures as of the end of the quarterly period.  Given that there were no changes in business operations, or in our internal control over financial reporting, that occurred during the quarterly period, management was able to conclude that the design of the internal control environment continued to be effective.  Management applied its knowledge of, and direct involvement in, NewCardio’s business operations, supported by evidence obtained through observation, inquiry, re-performance and testing of controls over significant accounts and disclosures, to further evaluate the operating effectiveness of the control environment.  Based on that evidence, we were able to conclude that the existing controls were still operating effectively as of March 31, 2008.

The Company will revise the disclosures as follows:

SEC Form 10-K/A (No. 2), Item 9A.  Controls and Procedures.

Management’s Report of Internal Control over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007, based on those criteria.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Securities and Exchange Commission
June 20, 2008

This Annual Report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by the Annual Report, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our company officers and directors. Based upon that evaluation management has concluded that disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports or submitted under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the S EC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting
There was no change in our internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SEC Form 10-Q/A (No.1) Item 4T.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 15d-15 under the Exchange Act, as of the end of the period covered by the Annual Report, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our company officers and directors. Based upon that evaluation disclosure controls and procedures are effective as of the end of the period covered by this Quarterly Report.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports or submitted under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Securities and Exchange Commission
June 20, 2008

Management’s Report of Internal Control over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting in accordance with Exchange Act Rule 15d-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2008, based on those criteria.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This Quarterly Report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Current Report on Form 8-K Filed May 20, 2008

50.           Please revise this filing so that is signed by the correct registrant.

Response:

The Company has revised the Current Report on Form 8-K so that it has been signed by the correct registrant.

*   *   *   *   *

We hope the above has been responsive to the Commission’s comments and assists the Commission in evaluating the Amended Form S-1/A (No. 3).  If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely, /s/ Thomas Rose Thomas Rose

cc:           Paula W. Barnett, Esq.
Branislav Vajdic
Richard Brounstein